Exhibit (a)(5)(H)

BURCH & CRACCHIOLO, P.A.

    702 EAST OSBORN ROAD

    PHOENIX, ARIZONA 85014

    TELEPHONE (602) 274-7611

Jake D. Curtis, SBA #019726

JCurtis@bcattorneys.com

Joseph E. Levi

Michael H. Rosner

LEVI & KORSINSKY, LLP

30 Broad Street, 24th Floor

New York, New York 10004

Tel: (212) 363-7500

Fax: (212) 363-7171

Attorneys for Plaintiff

IN THE SUPERIOR COURT OF THE STATE OF ARIZONA

IN AND FOR THE COUNTY OF MARICOPA

JASON JEANTY, individually and on behalf of all others similarly situated,

Plaintiff,

v.

KERRII B. ANDERSON, F. LANE CARDWELL, JR., RICHARD L. FEDERICO, LESLEY H. HOWE, DAWN E. HUDSON, M. ANN RHOADES, JAMES G. SHENNAN, JR., R. MICHAEL WELBORN, KENNETH J. WESSELS, CENTERBRIDGE PARTNERS, L.P., WOK PARENT LLC, WOK ACQUISITION CORP., and P.F. CHANG’S CHINA BISTRO, INC.,

Defendants.

No. CV2012-007825

No. CV2012-007825

CLASS ACTION

AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

DEMAND FOR JURY TRIAL

Plaintiff, by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

1. Plaintiff brings this class action on behalf of the public stockholders of P.F. Chang’s China Bistro, Inc. (“P.F. Chang’s” or the “Company”) against P.F. Chang’s’ Board of Directors (the “Board” or the “Individual Defendants”) for their breaches of fiduciary duties arising out of their attempt to sell the Company to Centerbridge Partners, L.P. (“Centerbridge”).

2. P.F. Chang’s owns and operates 204 full service upscale Bistro restaurants that feature high quality, Chinese-inspired cuisine. P.F. Chang’s menu features traditional Chinese offerings and innovative dishes that illustrate the emerging influence of Southeast Asia on modern Chinese cuisine.

3. The Company’s business is doing well and it has strong growth prospects, forecasting substantially increasing earnings and revenues each of the next five years. Indeed, the Company recently put in place “initiatives [that] are designed to generate sustainable sales momentum and deliver strong long-term growth” and “[t]he Company expects to see results of its initiatives beginning in fiscal 2012.”

4. On May 1, 2012, Centerbridge and the Company announced a definitive agreement under which Centerbridge, through its wholly-owned subsidiary Wok Parent LLC (“Parent”) and Parent’s wholly-owned subsidiary Wok Acquisition Corp. (“Merger Sub”), will commence a tender offer (the “Tender Offer”) to acquire all of the outstanding shares of P.F. Chang’s for $51.50 per share in cash, with provisions for a “back-up one-step merger” (requiring the approval of the holders of a majority of the outstanding shares of the Company’s common stock) in the event the minimum tender condition is not satisfied (collectively with the Tendre Offer, the “Proposed Transaction”). 1 The Proposed Transaction is valued at approximately $1.1 billion. Centerbridge, through Parent, commenced the Tender Offer on May 15, 2012, and it is scheduled to expire on June 12, 2012.

5. The Proposed Transaction is unfair to P.F. Chang’s’ public shareholders, as it does not offer them adequate consideration and was the result of an unfair and flawed sales process. Moreover, Defendants are soliciting shareholders to tender their shares and approve the Proposed through the dissemination of a materially false and misleading and incomplete materials, i.e., the Schedule 14D-9 Recommendation Statement filed by P.F. Chang’s on May 15, 2012 (the “Recommendation Statement”) and the Schedule 14A Preliminary Proxy Statement likewise filed on that date.

6. The Board has breached its fiduciary duties by agreeing to the Proposed Transaction for grossly inadequate consideration. As described in more detail below, given the Company’s recent performance and strong growth prospects, the consideration shareholders are to receive is inadequate and substantially undervalues the Company. Indeed, the Company’s own conflicted financial advisor, Goldman, Sachs & Co. (“Goldman”), valued the Company as high as $101.25 per share.

7. Goldman served as the Company’s financial advisor throughout the sales process and rendered a fairness opinion that the Proposed Transaction was fair from a

[1]

Because the Merger Agreement provides that the Company will hold a stockholder vote to approve the Proposed Transaction in the event that the Company is unable to consummate the Proposed Transaction through the tender offer structure, the Company also filed a Schedule 14A Preliminary Proxy Statement on May 15, 2012 in connection with the potential stockholder vote. All references herein to materially false, misleading and/or incomplete information in the Recommendation Statement similarly apply to the information contained in the proxy statement.

financial point of view. However, Goldman was conflicted due to, among other things, Goldman’s substantial and profitable investment banking relationship with Centerbridge and Goldman’s ownership interest in Centerbridge. As detailed below, Goldman was unable to adequately act for the Company’s best interests, thus tainting the sales process and fairness opinion.

8. In addition, the Proposed Transaction likely will result in highly lucrative arrangements for the Company’s officers and directors described in more detail below, including: (a) employment arrangements for management of the Company and the opportunity to invest in the equity interests of the post-merger Company (and thus participate in the Company’s substantial upside, an opportunity that the Company’s public shareholders are being denied); (b) substantial payments to the Company’s officers and directors resulting from the vesting of previously restricted and unvested stock; and (c) the awarding of a substantial amount of stock awards to the Company’s officers and directors just two weeks prior to the execution of the merger agreement with Centerbridge, which as described below, represents a huge financial windfall. As described in more detail below, in negotiating the Proposed Transaction, the Board and other Company insiders were more focused on maximizing their personal financial benefit instead of maximizing shareholder value.

9. The Individual Defendants have exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Transaction with deal protection devices that are precluding other bidders from making a successful competing offer for the Company. Specifically, pursuant to the merger agreement dated May 1, 2012 (the “Merger Agreement”), Defendants agreed to: (i) a limited 30-day “go-shop” period followed by a strict no-solicitation provision that prevents the Company from soliciting other potential acquirers or even in continuing discussions and negotiations with potential acquirers after the “go-shop” period ends (other than an unduly restricted 15 day window); (ii) a provision that provides Centerbridge with three business days to match any competing proposal in the event one is made, and a provision that provides Centerbridge with material terms of such competing proposals; and (iii) a provision that requires the Company to pay Centerbridge a termination fee as high as $36,528,000 in order to enter into a transaction with a superior bidder. These provisions substantially and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives, including a sale of all or part of P.F. Chang’s.

10. Moreover, the Company’s executive officers, directors and affiliates have committed to tender to Centerbridge all of their shares of Company stock, and, if necessary, to vote such shares in favor of the adoption of the Merger Agreement. These insiders’ representation of their intent to tender and vote for the Proposed Transaction further deters competing bids as it sends a strong signal that current management favors Centerbridge and makes it more likely that Centerbridge will succeed in acquiring the Company at the low price it is offering.

11. In an attempt to secure shareholder support for the unfair Proposed Transaction, on May 15, 2012, Defendants issued the materially false and misleading Recommendation Statement. The Recommendation Statement, pursuant to which the Board recommends that P.F. Chang’s’ shareholders tender their shares in support of the Tender Offer, omits and/or misrepresents material information about, among other things, Goldman’s relationship with Centerbridge, the interests of the Company’s officers and directors in the Proposed Transaction, the Company’s long-term business plan, the financial analyses conducted by Goldman, and the process conducted by the Company. Specifically, the Recommendation Statement omits and/or misrepresents the material information detailed in ¶¶73-91, infra, in contravention of Defendants’ duty of disclosure. As explained herein, this information is material to the decision of P.F. Changs’ shareholders as to whether or not to tender their shares, and vote, in support of the Proposed Transaction.

12. The Individual Defendants have breached their fiduciary duties of loyalty, candor, due care, independence, good faith and fair dealing, and P.F. Chang’s, Centerbridge and Merger Sub have aided and abetted such breaches by P.F. Chang’s officers and directors. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until Defendants cure their breaches of fiduciary duty.

PARTIES

13. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of P.F. Chang’s.

14. P.F. Chang’s is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal executive offices at 7676 E. Pinnacle Peak Road, Scottsdale, Arizona 85255.

15. Defendant Richard L. Federico (“Federico”) has been the Chairman of the Board since 2000, Chief Executive Officer of the Company since 2012 and from 1997 to 2009, and a director of the Company since 1996.

16. Defendant F. Lane Cardwell, Jr. has been President of the Company since 2011, and a director of the Company since 2010.

17. Defendant R. Michael Welborn has been a director of the Company since 1996, and is the Company’s President of Global Brand Development and an Executive Vice President. He joined the Company as Executive Vice President in 2005 and was appointed President, Global Brand Development during 2009.

18. Defendant Kerrii B. Anderson has been a director of the Company since 2009.

19. Defendant Lesley H. Howe has been a director of the Company since 2003.

20. Defendant Dawn E. Hudson has been a director of the Company since 2010.

21. Defendant M. Ann Rhoades has been a director of the Company since 2003.

22. Defendant James G. Shennan, Jr. has been a director of the Company since 1997. Shennan is the Board’s so-called “lead independent director.”

23. Defendant Kenneth J. Wessels has been a director of the Company since 2000.

24. Defendants referenced in ¶¶ 15 through 23 are collectively referred to as Individual Defendants and/or the Board.

25. Defendant Centerbridge is a Delaware limited partnership with its headquarters located at 375 Park Avenue, 12th Floor New York, New York, 10152-

0002. Centerbridge is a private investment firm with approximately $20 billion in capital under management.

26. Defendant Wok Parent LLC is a Delaware limited liability corporation wholly owned by Centerbridge that was created for the purposes of effectuating the Proposed Transaction.

27. Defendant Wok Acquisition Corp. is a Delaware corporation wholly owned by Wok Parent LLC that was created for the purposes of effectuating the Proposed Transaction.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

28. By reason of Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of P.F. Chang’s and owe them, as well as the Company, duties of care, loyalty, good faith, candor, and independence.

29. Under Delaware law, where, as here, the directors of a publicly traded corporation undertake a transaction that will result in a change in corporate control, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders and, if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the Individual Defendants were obligated to not take any action that:

(a) adversely affects the value provided to the Company’s shareholders;

(b) favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) adversely affects their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(d) will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public shareholders.

30. In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from:

(a) participating in any transaction where the Individual Defendants’ loyalties are divided;

(b) participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

31. Defendants also owe the Company’s stockholders a duty of candor, which includes the disclosure of all material facts concerning the Proposed Transaction and, particularly, the fairness of the price offered for the stockholders’ equity interest. Defendants are knowingly or recklessly breaching their fiduciary duties of candor by failing to disclose all material information concerning the Proposed Transaction, and/or aiding and abetting other Defendants’ breaches.

32. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of care, loyalty, good faith, candor, and independence owed to plaintiff and other public shareholders of P.F. Chang’s.

CLASS ACTION ALLEGATIONS

33. Plaintiff brings this action on its own behalf and as a class action on behalf of all owners of P.F. Chang’s common stock and their successors in interest, except Defendants and their affiliates (the “Class”).

34. This action is properly maintainable as a class action for the following reasons:

(a) the Class is so numerous that joinder of all members is impracticable. As of April 1, 2012, P.F. Chang’s has approximately 21.2 million shares outstanding.

(b) questions of law and fact are common to the Class, including, inter alia, the following:

(i)	Have the Individual Defendants breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Transaction;

(ii)	Have the Individual Defendants breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Transaction;

(iii)	Have the Individual Defendants misrepresented and/or omitted material facts in violation of their fiduciary duties owed by them to Plaintiff and the other members of the Class;

(iv)	Have the Individual Defendants breached any of their other fiduciary duties to Plaintiff and the other members of the Class in connection with the Proposed Transaction, including the duties of good faith, diligence, honesty and fair dealing;

(v)	Have the Individual Defendants, in bad faith and for improper motives, impeded or erected barriers to discourage other strategic alternatives, including offers from interested parties for the Company or its assets;

(vi)	Whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated;

(vii)	Have P.F. Chang’s, Centerbridge, Parent, and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(viii)	Is the Class entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.

(c) Plaintiff is committed to prosecuting this action, is an adequate representative of the Class, and has retained competent counsel experienced in litigation of this nature.

(d) Plaintiff’s claims are typical of those of the other members of the Class.

(e) Plaintiff has no interests that are adverse to the Class.

(f) The prosecution of separate actions by individual members of the Class might create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for the party opposing the Class.

(g) Conflicting adjudications for individual members of the Class might, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications, or substantially impair or impede their ability to protect their interests.

(h) Plaintiff anticipates that there will be no difficulty in the management of this litigation as a class action. A class action is superior to other available methods for the fair and efficient adjudication of this controversy

FURTHER SUBSTANTIVE ALLEGATIONS

35. P.F. Chang’s owns and operates 204 full service upscale Bistro restaurants that feature high quality, Chinese-inspired cuisine. P.F. Chang’s menu features traditional Chinese offerings and innovative dishes that illustrate the emerging influence of Southeast Asia on modern Chinese cuisine.

The Proposed Transaction is Unfair

36. In a press release dated May 1, 2012, the Company announced that it had entered into a merger agreement with Centerbridge pursuant to which Centerbridge, through Parent and Merger Sub, will commence a tender offer to acquire all of the outstanding shares of the Company for $51.50 per share. Centerbridge, through Parent, commenced the Tender Offer on May 15, 2012, and it is scheduled to expire on June 12, 2012.

37. The Proposed Transaction consideration is inadequate.

38. The Illustrative Present Value of Future Share Price Analysis conducted by Goldman, the Company’s financial advisor, indicated an implied present value of the Company as high as $101.25 per share.

39. The Illustrative Discounted Cash Flow Analysis conducted by Goldman Sachs indicated an implied stand-alone value for the Company as high as $66.96 per share, and the mid-point value of Goldman’s Illustrative Discounted Cash Flow Analysis is $56.21 per share, well above the Proposed Transaction price of $51.50 per share.

40. Centerbridge is seeking to acquire the Company at the most opportune time, at a time when the Company has had some recent sluggish performance but is poised for a turnaround, as demonstrated by, among other things, the Company’s projections of substantial growth in revenues, “restaurant cash operating income,” EBITDA, net income and free cash flow, all of which are forecasted to increase significantly in each year from 2012-2016, inclusive. (See Recommendation Statement, at page 47.)

41. Further, the Company recently put in place “initiatives [that] are designed to generate sustainable sales momentum and deliver strong long-term growth” and “[t]he Company expects to see results of its initiatives beginning in fiscal 2012.” Thus, the Board repeatedly maintained that the Company was “not for sale” and would be better off as a stand-alone entity, and the market reacted positively to the Company’s earnings release and conference call on February 16, 2012.

42. Indeed, in a February 16, 2012 press release, defendant Federico stated: “We remain confident in the direction of recent initiatives to restore positive sales momentum, which have shown encouraging early signs in the first half of our first fiscal quarter. We believe 2012 will be an inflection point for our business and look forward to delivering on the goals we have articulated to our shareholders over the past several months.”

43. As a result of the Proposed Transaction, however, P.F. Chang’s shareholders will not be able to benefit from the Company’s growth prospects. “Being a private company will provide us with greater flexibility to focus on our long-term strategic plan of elevating our guest experience, enhancing our value proposition, growing traffic and improving the performance of our brands,” defendant Federico stated.

44. Indeed, Defendants admit in the Recommendation Statement that, “The Company’s current stockholders w[ill] not have the opportunity to participate in any possible growth prospects and profits of the Company following the completion of the transaction.” This stands in sharp contrast to Company insiders, who apparently will be given the opportunity to participate in the Company’s future growth and profits, through equity investment in Centerbridge and continuing positions.

45. R.W. Baird analyst David Tarantino also observed that the Company has been pursuing a wide range of turnaround initiatives after a sluggish performance last year. Among other things, the Company has been focusing on reducing portion sizes and improving price points at its Pei Wei restaurants and remodeling stores and enhancing service at its P.F. Chang’s Bistros.

46. As further described in an article in a May 1, 2012 article in the Wall Street Journal online:

During the economic downturn, other chains focused on menu innovation and marketing shifts to achieve growth from existing restaurants rather than new ones, but P.F. Chang’s didn’t engage in much of that.

Now, it’s trying to make a comeback, focusing more on value at both of its chains to appease cost-conscious consumers.

A new lunch menu at the Bistro, which was scheduled to go national in April, brought a 20% jump in guest traffic at lunch time in test markets when it was advertised. The Bistro didn’t have a lunch menu, so the smaller portions, faster service and lower prices were expected to be a major catalyst for guest traffic.

The Bistro is also experimenting with lower-price dinner menu items and happy hour specials, as well as slowing down new-restaurant development to put that money toward remodeling its Bistros, which it says will provide a faster return on investment.

At Pei Wei, it is focusing on fairly new lunch combo meals, and it’s testing a more quick-casual version of the chain called Pei Wei Asian Market, which eliminates table service and other fancier elements to improve restaurant margins.

47. Notably, the Company’s stock traded at over $53 per share in December 2010.

48. Morningstar analyst R.J. Hottovy also commented on Centerbridge’s perfect timing to pick up P.F. Chang’s: “If you find a company that’s been beaten up but there’s no structural damage to the company, this may be the time for a deal,” he stated.

49. Further, according to Yahoo Finance, at least one analyst had a price target of $52.00 per share before the Proposed Transaction was announced.

Goldman’s Conflicts of Interest

50. Goldman served as the Company’s financial advisor throughout the sales process and rendered a fairness opinion that the Proposed Transaction was fair from a financial point of view.

51. However, due to Goldman’s profitable and long-standing substantial relationship with Centerbridge, Goldman was unable to adequately act for the Company’s best interests, thus tainting the sales process and fairness opinion.

52. In particular, Goldman has the following relationships with Centerbridge, which caused Goldman to be conflicted:

•

Certain funds managed by Goldman affiliates (the “GS Managed Funds”) own an approximately 3.69% interest in Centerbridge and, in connection with the Proposed Transaction, it is expected that existing Centerbridge investors, including the GS Managed Funds, will make mandatory capital contributions to the fund on a pro rata basis.

•

Affiliates of Goldman and employees of Goldman and its affiliates hold certain of the equity interests of the GS Managed Funds (resulting in such affiliates and employees of Goldman and its affiliates holding interests totaling approximately 0.22% in Centerbridge). Centerbridge has indicated that Centerbridge Capital Partners II, L.P. has committed capital of approximately $4.5 billion, equating to a nearly $10 million interest possessed by affiliates and employees of Goldman and its affiliates in Cenerbridge.

•

Affiliates of Goldman “also may have co-invested with Centerbridge and its affiliates from time to time and may have invested in limited partnership units of affiliates of Centerbridge from time to time and may do so in the future.”

•

Goldman has “provided certain investment banking services to Centerbridge and its affiliates and portfolio companies from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner with respect to the initial public offering of common stock of Bank United, Inc., of which an affiliate of Centerbridge was a significant stockholder, in January 2011 and as financial advisor to GSI Group, a portfolio company of an affiliate of Centerbridge, with respect to its sale in December 2011.” During the two year period ended May 1, 2012, “the Investment Banking Division of Goldman received compensation for services provided to Centerbridge and its affiliates and portfolio companies of approximately $14.2 million.”

•

As stated in the Recommendation Statement, “Goldman may be or may have been involved in other transactions on behalf of, or involving, [Centerbridge and other relevant parties] or any of their respective affiliates or portfolio companies that have not been publicly disclosed and that Goldman is accordingly not permitted to disclose without consent from its client.”

53. The structure of Goldman’s compensation in the Proposed Transaction further caused Goldman to favor a transaction with Centerbridge over the alternative of P.F. Chang’s remaining a stand-alone entity. In particular, the Company agreed to pay Goldman a fee equal to approximately $13.4 million for its services in connection with the Proposed Transaction (which may be increased by up to approximately $600,000), of which $4 million became payable upon execution of the Merger Agreement and the remainder of which is contingent upon consummation of the Proposed Transaction.

P.F. Chang’s’s Executives Officers and Directors Stand to Receive Unique Material Financial Benefits in the Proposed Transaction Not Available to P.F. Chang’s’ Public Shareholders

54. The Company’s executive officers and directors have material conflicts of interest and are acting to better their own personal interests through the Proposed

Transaction at the expense of P.F. Chang’s’ public shareholders. As stated in the Recommendation Statement, “the Company’s executive officers and directors have interests in the [Tender Offer and Proposed Transaction] that may be different from, or in addition to, those of other stockholders generally.”

55. First, the Company’s management will be staying on board after consummation of the Proposed Transaction. In the press release announcing the Proposed Transaction, Jason Mozingo, Senior Managing Director of Centerbridge, stated, “We have great respect for P.F. Chang’s, its brands, and the Company’s strong commitment to its customers, employees, and partners. We look forward to working with management to lead the Company through its next phase of growth and development.”

56. Further, while the Company’s shareholders are being cashed out an unfair price, certain members of Company’s management may also be given an equity stake in the post-transaction P.F. Chang’s. As stated in the Recommendation Statement, “it is possible that certain members of the Company’s current management team will enter into arrangements with [Centerbridge] regarding …the right to purchase or participate in the equity of” the post-transaction company. It is highly likely that members of the Company’s current management team will enter into such arrangements with Centerbridge, as the Company’s top management knew well prior to entry into the Merger Agreement.

57. In addition, the executive officers of the Company, including defendant Federico, will also be able to cash out millions of dollars in illiquid holdings in the Company as a result of the Proposed Transaction. As stated in the Recommendation

Statement, the executive officers hold restricted cash units and unvested stock options of the Company granted prior to 2012 that will automatically vest as a result of the Proposed Transaction. As stated in the Recommendation Statement, “with respect to Pre-2012 Company Stock Options, the executive officers will receive the following cash amounts: Mr. Federico: $2,721,700, Mr. Welborn: $1,964,748, Mr. Mumford: $363,690, Mr. Moylan: $179,829, Mr. Cardwell: $0, Ms. Mailhot: $217,707. With respect to Pre-2012 Executive RCUs, the executive officers will receive the following cash amounts: Mr. Federico: $0, Mr. Welborn: $1,331,842, Mr. Mumford: $1,164,518, Mr. Moylan: $814,988, Mr. Cardwell: $386,250, Ms. Mailhot: $804,688.”

58. Further, on April 18, 2012, less than two weeks before the Merger Agreement was executed, the Board’s compensation committee authorized the grant of stock options, performance-based restricted stock units, and restricted stock units to the Company’s executive officers. As stated in the Recommendation Statement:

Stock Options. On April 18, 2012, the Company’s executive officers as a group received 142,665 stock options (“2012 Company Stock Options”). Upon the completion of the Offer and Merger, all 2012 Company Stock Options will be replaced with a right to receive an amount of cash equal to the product of

•	the excess, if any, of $51.50, which is the per-share cash amount to be paid for each share of Company Common Stock in the Offer and Merger, over the per-share exercise price of the 2012

Company Stock Options, multiplied by

•	the number of shares of Company Common Stock underlying the 2012 Company Stock Options.

Upon completion of the Offer and Merger, assuming all 2012 Company Stock Options remain outstanding, the 2012 Company Stock Options would then be converted into a total cash amount of approximately $1,710,553. This cash amount, less required withholding taxes, will be paid at the time the 2012 Company Stock Options would have vested under the original award agreement terms relating to service-based vesting, provided the executive officer remains employed on that date except as otherwise set forth in the award agreement.

Executive Restricted Stock Units. Our executive officers who received restricted stock units in 2012 (“2012 Executive RSUs”) will have the value of their awards calculated as of the Merger closing date in accordance with the terms of their award agreement and converted upon the completion of the Offer and Merger to a cash amount equal to the number of 2012 Executive RSUs outstanding on the Merger closing date times $51.50, which is the per-share cash amount to be paid for each share of Company Common Stock in the Offer and Merger. Upon completion of the Offer and Merger, assuming all 2012 Executive RSUs remain outstanding the Company’s executive officers as a group would become entitled to 32,387 2012 Executive RSUs in total, which would then be converted into a total cash payment of $1,667,932. This cash amount, less required withholding taxes, will be paid at the time the 2012 Executive RSUs would have vested under the original award agreement terms relating to service-based vesting, provided the executive officer remains employed on that date, except as otherwise set forth in the award agreement.

Performance-Based Restricted Stock Units. Our executive officers who received performance-based restricted stock units in 2012 (“2012 PBRSUs”) will have the value of their awards calculated as of the Merger closing date in accordance with the terms of their award agreement and converted to a cash amount equal to the number of 2012 PBRSUs outstanding on the Merger closing date times $51.50, which is the per-share cash amount to be paid for each share of Company Common Stock in the Merger. Assuming that the performance measurement results in an award at the 200% level and all 2012 PBRSUs remain outstanding, the Company’s executive officers as a group would become entitled to 80,242 2012 PBRSUs in total, which would then be converted into a total cash payment of $4,134,523. This cash amount, less required withholding taxes, will be paid at the time the 2012 PBRSUs would have vested under the original award agreement terms relating to service-based vesting, provided the executive officer remains employed on that date, except as otherwise set forth in the award agreement.

The stock awards, as a result of the Proposed Transaction, will be converted to cash payments and will be awarded upon the satisfaction of service-based vesting requirements. As stated in the Recommendation Statement:

The value of cash payments in substitution for the 2012 Company Stock Options for executive officers is as follows: Mr. Federico: $698,609, Mr. Welborn: $232,366, Mr. Mumford: $207,691, Mr. Moylan: $180,593, Mr. Cardwell: $210,700, Ms. Mailhot: $180,593. The cash payments in substitution for the 2012 Executive RSUs are as follows:

Mr. Federico: $798,662, Mr. Welborn: $213,828, Mr. Mumford: $191,117, Mr. Moylan: $146,621, Mr. Cardwell: $171,083, Ms. Mailhot: $146,621. The cash payments in substitution for the 2012 PBRSUs are as follows: Mr. Federico: $2,395,986, Mr. Welborn: $427,656, Mr. Mumford: $382,233, Mr. Moylan: $293,241, Mr. Cardwell: $342,166, Ms. Mailhot: $293,241. The aggregate value of the dividend equivalents to be awarded in respect of 2012 Executive RSUs and 2012 PBRSUs are as follows: Mr. Federico: $10,662, Mr. Welborn: $2,284, Mr. Mumford: $2,041, Mr. Moylan: $1,566, Mr. Cardwell: $1,827, Ms. Mailhot: $1,566.

These awards were made at a time when the Company was well into the sales process and two days after Centerbridge submitted an offer to acquire the Company for $51 to $53 per share. These awards represent a huge financial windfall to the Company’s officers, including defendants Federico, Welborn and Cardwell.

59. In addition, the Company’s directors hold restricted stock units and restricted cash units granted prior to 2012 that they will be able to cash out in connection with the Proposed Transaction. As stated in the Recommendation Statement:

Director Restricted Stock Units. Our non-employee directors who received restricted stock units prior to 2012 (“Pre-2012 Director RSUs”) will have the value of their outstanding awards converted to a right to receive a cash amount equal to the number of Pre-2012 Director RSUs outstanding on the Merger closing date times $51.50, which is the per-share cash amount to be paid for each share of Company Common Stock on the Merger closing date. This cash payout will be paid within 10 business days after the Merger closing date or, to the extent applicable, at such other time as the director may have elected. Our non-employee directors as a group hold 44,500 vested but unsettled Pre-2012 Director RSUs in total, which would be paid at the Merger closing date or, if later the date elected by the director. The total cash payment to directors in the aggregate will consist of $2,291,802.

Director Restricted Cash Units. Our non-employee directors who received restricted cash units prior to 2012 (“Pre-2012 Director RCUs”) will have the value of their outstanding awards converted to a cash amount equal to the number of Pre-2012 Director RCUs outstanding on the Merger closing date times $51.50, which is the per share cash amount to be paid for each share of Company Common Stock on the Merger closing date. The cash amount will be paid within 10 days following the Merger closing date or, to the extent applicable, at such time as elected by the director under the terms of the award agreement. The non-employee directors as a group hold 8,751 vested but unsettled Pre-2012 Director RCUs in total which would be converted into a cash payment of $450,677. Mr. Cardwell does not hold any Pre-2012 Director RCUs.

In addition, the non-employee directors also hold restricted stock units granted in 2012 that will be converted to cash as a result of the Proposed Transaction. As stated in the Recommendation Statement:

Director Restricted Stock Units. Our non-employee directors who received restricted stock units in 2012 (“2012 Director RSUs”) will have the value of their awards calculated as of the Merger closing date in accordance with the terms of their award agreement and converted upon the completion of the Offer and Merger to a cash amount equal to the number of 2012 Director RSUs outstanding on the Merger closing date times $51.50, which is the per-share cash amount to be paid for each share of Company Common Stock in the Offer and Merger. Upon completion of the Offer and Merger, assuming all 2012 Director RSUs remain outstanding the Company’s directors as a group would become entitled to 14,044 2012 Director RSUs in total, which would then be converted into a total cash payment of $723,266. This cash amount, less required withholding taxes, will be paid at the time the 2012 Director RSUs would have vested under the original award agreement terms relating to service-based vesting, provided the director remains employed on that date, except as otherwise set forth in the award agreement or, to the extent applicable, at such other time as the director may have elected.

The Recommendation Statement, however, is unclear as to when and whether the directors will be paid the cash payments from the 2012 restricted stock unit grants in light of the Proposed Transaction.

60. The Company has entered into employment agreements with certain of the Company’s executive officers that provide additional or accelerated severance benefits if the Company terminates the executive officer’s employment without cause or the executive officer resigns for good reason within 24 months following a change in control. In such an event, the officer would receive the following payments:

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC($)	Perquisites/ Benefits ($)(3)	Tax Reimburse- ments ($)(4)	Total($)
Richard L. Federico	2,785,120	6,625,619	0	23,744	0	9,434,483
R. Michael Welborn	1,235,200	4,172,723	0	26,692	486,324	5,920,939
Mark D. Mumford	1,104,000	2,311,289	0	23,744	411,623	3,850,656
Kevin. C. Moylan	960,000	1,616,838	0	5,835	0	2,582,673
F. Lane Cardwell, Jr.	1,120,000	1,112,026	198	12,159	0	2,244,383
Nancy F. Mailhot	1,140,833	1,644,416	750	31,302	0	2,817,301

It should be noted that the equity payments include the cash value of the stock options, performance-based restricted stock units, and restricted stock unit granted on April 18, 2012. Thus, should the executive officer be terminated following consummation of the Proposed Transaction, they would still be awarded the value of the April 18, 2012 grants, representing an enormous financial windfall for the executive officers, including the three executive officers who are also directors (Defendants Federico, Welborn and Cardwell).

61. Based on the above, the Proposed Transaction is unfair to P.F. Chang’s’ public shareholders, and represents an effort by the Individual Defendants and other company insiders to aggrandize their own financial position and interests at the expense of and to the detriment of Class members.

The Flawed Process and the Preclusive Deal Protection Devices

62. Due to Goldman’s conflict of interest as a result of its substantial relationship with Centerbridge, Goldman was unable to adequately act for the Company’s best interests, thus tainting the sales process and fairness opinion. Indeed, as admitted in the Recommendation Statement, it was Goldman that first introduced the Company to Centerbridge. After Centerbridge indicated their interest in acquiring the Company, it was Goldman that advised the Company “that a confidential process would be better than a public auction process” and that “a faster process would be better than a lengthy, drawn-out process” thus limiting the process to a select few parties and thus increasing the likelihood that Centerbridge would be the ultimate acquirer. It was Goldman that advised the Company that only “a limited number of strategic buyers” would likely be interested in acquiring the Company (and that the

Company should not reach out to various potential strategic buyers, as well as various potential financial buyers). It was Goldman that acted as the Company’s sole representative in many discussions and negotiations with Centerbridge and the select few alternative buyers that were contacted. It was Goldman that provided the Company with a fairness opinion. It is thus without surprise that when the process concluded the Company was sold to Centerbridge at the unfair price of $51.50 per share. Moreover, Goldman and the Company’s interested insiders led the Board to sell the Company to Centerbridge, despite the Board having maintained through much of the process that the Company was “not for sale” and that apparently inaccurate “not for sale” message wrongly being provided to interested potential acquirers.

63. In addition, there were obvious conflicts of interest that existed with the Company’s senior management in connection with the sales process. In connection with sale of the Company, the Company’s executive officers were highly incentivized to favor a private equity firm over a strategic buyer, as strategic buyers often terminate the employment of the target company’s executive officers, whereas private equity firms often seek to retain a target company’s senior management in connection with an acquisition, often providing lucrative equity participation. Since the Company’s executive officers (including those on the Board) knew that they could likely secure for themselves lucrative post-transaction arrangements, they were incentivized to pursue a deal at any price, even one as unfairly low as in the Proposed Transaction, and to improperly favor financial buyers, such as Centerbridge. (Indeed, a lower price is more advantageous to executives who will have equity participation in the private equity buyer, as a lower basis increases the probability and magnitude of their personal gain.) Such conflicting interests appear to have had such a deleterious impact on the price in the Company’s shareholders are to receive in the Proposed Transaction, as the Company failed to adequately open up the process to strategic buyers, soliciting interest from just two strategic buyers prior to the execution of the Merger Agreement.

64. Moreover, it appears that the executive officers and directors were more focused on maximizing the benefits they would receive in the Proposed Transaction as opposed to shareholder value, as evidenced by the April 18, 2012 stock grants, and other material benefits, described in detail above.

65. In addition, as part of the Merger Agreement, the Individual Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

66. Section 5.4(a) of the Merger Agreement includes a “go-shop” provision, which allows the Company a mere thirty (30) days to solicit interest from other potential acquirers to procure a price in excess of the low amount offered by Centerbridge. Once the “go-shop” period ends, the Company is subject to a “no solicitation” provision barring the Company from soliciting interest from other potential acquirers. Section 5.4(b) demands that the Company terminate any and all prior or on-going discussions with other potential acquirers, except for those with whom the Company began discussions during the “go-shop” period, but only for an extra fifteen (15) days.

67. Pursuant to § 5.4(d) of the Merger Agreement, should an unsolicited bidder submit a competing proposal, the Company must notify Centerbridge of the bidder’s identity and the terms of the bidder’s offer.

68. Pursuant to § 5.4(f), should the Board determine that a competing offer is superior, before the Company can terminate the Merger Agreement with Centerbridge in order to enter into the competing proposal, it must grant Centerbridge three business days in which the Company must negotiate in good faith with Centerbridge (if Centerbridge so desires) and allow Centerbridge to amend the terms of the Merger Agreement to make a counter-offer so that the other proposal no longer constitutes a superior proposal. In other words, the Merger Agreement gives Centerbridge access to any rival bidder’s information and allows Centerbridge a free right to top any superior offer simply by matching it. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any “auction” will favor Centerbridge and piggy-back upon the due diligence of the foreclosed second bidder.

69. The Merger Agreement also provides that a termination fee of $21,073,900 must be paid to Centerbridge by P.F. Chang’s if the Company terminates the Merger Agreement prior to the end of the “go-shop” period in order to enter into an agreement with a competing bidder, and $36,528,000 if the Merger Agreement is terminated after the end of the “go-shop” period, thereby essentially requiring that the competing bidder agree to pay a large naked premium for the right to provide the shareholders with a superior offer.

70. Centerbridge is also the beneficiary of a “Top-Up” provision that helps ensure that Centerbridge gains the shares necessary to effectuate a short-form merger. Pursuant to the Merger Agreement, if Centerbridge receives 90% of the shares outstanding through its tender offer, it can effect a short-form merger. In the event Centerbridge fails to acquire the 90% required, the “Top-Up” provision in the Merger Agreement grants Centerbridge an option to purchase additional shares from the Company in order to reach the 90% threshold required to effectuate a short-form merger.

71. Moreover, the Company’s executive officers, directors and affiliates have committed to tender to Centerbridge all of their shares of Company stock, and, if necessary, to vote such shares in favor of the adoption of the Merger Agreement. These insiders’ representation of their intent to tender and vote for the Proposed Transaction further deters competing bids as it sends a strong signal that current management favors Centerbridge and makes it more likely that Centerbridge will succeed in acquiring the Company at the low price it is offering.

72. Ultimately, these preclusive deal protection provisions operate collectively to illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company at a price higher than the low one Centerbridge has offered. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

The Materially Misleading and Incomplete Recommendation Statement

73. To make matters worse, defendants are withholding material information about the Proposed Transaction from the Company’s public shareholders. The Recommendation Statement, pursuant to which the Board has recommended that P.F. Chang’s’ shareholders tender their shares in the Tender Offer, contains numerous material omissions and misstatements, in contravention of the Board’s duty of candor and full disclosure under governing Delaware law.

Disclosures Related to Goldman’s Conflicts of Interest

74. The Recommendation Statement states that “Goldman has also provided certain investment banking services to Centerbridge and its affiliates and portfolio companies from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner with respect to the initial public offering of common stock of Bank United, Inc., of which an affiliate of Centerbridge was a significant stockholder, in January 2011 and as financial advisor to GSI Group, a portfolio company of an affiliate of Centerbridge, with respect to its sale in December 2011.” However, page 28 of the Recommendation Statement states that Goldman has performed three investment banking transactions for Centerbridge. The Recommendation Statement must disclose the nature and date of the undisclosed third transaction, and the amounts Goldman has received for each transaction.

75. The Recommendation Statement states that “Affiliates of Goldman also may have co-invested with Centerbridge and its affiliates from time to time and may have invested in limited partnership units of affiliates of Centerbridge from time to time and may do so in the future.” The Recommendation Statement must disclose the nature and terms of these investments.

76. The Recommendation Statement states that “certain funds managed by Goldman affiliates (the “GS Managed Funds”) own an approximately 3.69% interest in Centerbridge and, in connection with the [Proposed Transaction], it is expected that existing Centerbridge investors, including the GS Managed Funds, will make mandatory capital contributions to the fund on a pro rata basis,” but fails to disclose the amount of capital contributions expected to be made by the GS Managed Funds.

77. The Recommendation Statement states that “the Committee in its sole discretion may determine to increase Goldman’s fee by an amount up to approximately $0.6 million,” but fails to disclose what reasons and factors does the Committee expect to consider in determining whether to award the discretionary fee.

78. The Recommendation Statement fails to disclose whether the Board considered retaining another advisor to conduct a fairness opinion given Goldman’s substantial relationship with Centerbridge.

79. The Recommendation Statement fails to disclose whether the Board and the Committee were aware that certain funds managed by Goldman affiliates own an approximately 3.69% interest in Centerbridge, and if so whether the Board/Committee considered this ownership interest in determining to use Goldman as its financial advisor and render a fairness opinion.

80. The Recommendation Statement states that Board was “satisfied” that Goldman had no conflicts, but fails to disclose what specific factors were considered by the Board in determining that Goldman supposedly had no conflicts.

81. The Recommendation Statement states that “Goldman has provided certain investment banking services to the Company and its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation” but fails to disclose the date and nature of the services, and the amount of compensation received for such services.

Disclosures Regarding the Interests of the Company’s Officers and Directors in the Proposed Transaction

82. The Recommendation Statement fails to disclose material information concerning the interests of the officers and directors in the Proposed Transction.

83. The Recommendation Statement states: “Although it is possible that certain members of the Company’s current management team will enter into arrangements with Parent or an affiliate of Parent regarding employment (and potentially severance arrangements) with, and the right to purchase or participate in the equity of, Parent or an affiliate of Parent, as of the date hereof, there are no agreements between members of the Company’s current management and representatives of Parent or Centerbridge.” The Recommendation Statement must disclose whether Centerbridge has indicated their intent to employ and/or provide equity opportunities for any members of management, and if so to disclose when Centerbridge indicated such an intent, as well the nature and dates of any discussions and negotiations that have already occurred.

84. The Recommendation Statement fails to disclose the reasons the Board’s compensation committee authorized the grant of stock options, performance-based restricted stock units, and restricted stock units to the Company’s executive officers less than two weeks prior to the execution of the Merger Agreement, including whether and if so to what extent did the Board’s compensation committee consider the ongoing sales process and Centerbridge’s pending offer to acquire the Company in determining to authorize the awards.

85. The Recommendation Statement must provide a breakdown of the amount of RSUs received by each non-employee director in 2012, and must clarify whether the directors will receive the cash value of these RSUs following consummation of the Proposed Transaction, including whether Centerbridge expects to retain or otherwise employ any particular directors and/or officers upon consummation of the Proposed Transaction.

Disclosures Related to the Company’s Long-Term Business Plan and Financial Forecasts, and Goldman’s Financial Analyses

86. The Recommendation Statement fails to disclose the “long-term business plan” discussed by the Committee and the Board during the months leading up to the Board’s decision to sell the Company to Centerbridge, the “assumptions underlying the long-term business plan” discussed by the Committee and the Board, and the “sensitivities analysis reflecting both upside and downside scenarios to the long-term business plan” prepared by Company management. The Recommendation Statement should also disclose the “risks associated with the Company achieving its long-term plan” discussed by the Committee on April 28, 2012, as well as the risks and benefits considered by the Board and Committee with respect to “the possibility of continuing as a standalone company, divesting the Pei Wei brand or pursuing further stock repurchases” and all material bases for the Committee’s purported “assessment that no alternatives were reasonably likely to create greater value for the Company’s stockholders than the [Proposed Transaction]”;

87. The Recommendation Statement states that on March 19, 2012, the Committee “discussed the indications of interest compared to the Company’s long-term business plan, considering the sensitivities analysis” but fails to disclose the results of such discussion.

88. The Recommendation Statement should also disclose all of the material assumptions used by management in preparing the five-year stand alone projections that were provided to Goldman for use in their fairness opinion.

89. The Recommendation Statement should disclose the “likely financial results” for the first quarter of 2012, and the “timing for the announcement of these results,” that were discussed by the Committee on March 22, 2012.

90. The Recommendation Statement fails to disclose certain material data and inputs underlying the financial analyses supporting the fairness opinion of the Board’s financial advisor, Goldman, including:

(a) with respect to the Selected Companies Analysis, the criteria used to determine which companies were considered “similar” to the Company, the multiples observed for each of the comparable companies, and the conclusions drawn by Goldman from the analysis;

(b) with respect to the Illustrative Present Value of Future Share Price Analysis, the criteria used to select the forward EPS multiple range of 18.7x to 26.4x and the forward EBITDA multiple range of 5.1x to 6.6x, the EPS estimates and outstanding shares of the Company estimates for each of the fiscal years 2013 to 2016, and the estimated dividend payments used in the analysis;

(c) with respect to the Illustrative Discounted Cash Flow Analysis, the key inputs used to select the discount rate range of 8.5% to 10.5%, the criteria used to select the perpetuity growth rate range of 2.00% to 3.00%, and the stock-based compensation expense forecasts used in the analysis;

(d) with respect to the Illustrative Discounted Cash Flow Analysis, the definition of “free cash flow” used by Goldman, and the “free cash flow” amounts for years 2012 through 2016 used by Goldman in the analysis; and

(e) with respect to the Selected Transactions Analysis, the criteria used to select the transactions used in the analysis, the Total Enterprise Value/LTM EBITDA multiple observed for each transaction, and the conclusions drawn by Goldman from the analysis.

Disclosures Related to the Process Conducted by the Board and the Events Leading up to the Announcement of the Proposed Transaction

91. The Recommendation Statement also fails to disclose material information concerning the events leading up to the announcement of the Proposed Transaction, including information directly related to whether the Company adequately engaged in a process to maximize shareholder value or rather whether the process was unfairly tilted to ensure a sale to Centerbridge. In particular, the Recommendation Statement:

(a) States that on July 27, 2011, a representative from Goldman sent defendant Fedrico an email introducing him to Mozingo, a representative of Centerbridge, but fails to disclose the purpose of the introduction;

(b) Fails to disclose the purpose of the meeting between Mozingo, Federico, and Mark D. Mumford (“Mumford”), the Company’s Chief Financial Officer, on August 24, 2011;

(c) Fails to disclose the content of the report prepared by Centerbridge and provided to Federico and Mumford as indicated on page 16 of the Recommendation Statement;

(d) States that “Mozingo and Mr. Federico were, from time to time, in communication with each other from the October 19, 2011 meeting through February 2012. Mr. Mozingo initiated these communications. During the communications, Mr. Mozingo would indicate that Centerbridge remained interested in the Company.” The Recommendation Statement must disclose the meaning behind Centerbridge being “interested” in the Company, and when Centerbridge first indicated its interest in acquiring the Company;

(e) Fails to disclose the reasons and factors considered by the Board on January 18, 2012 in determining that it was “not an appropriate time to consider a sale of the Company”, and similar determinations thereafter;

(f) Fails to disclose which three directors, other than defendant Anderson, were members of the committee formed by the Board on January 18, 2012;

(g) States that in early February 2012, “Mozingo and Federico had a general discussion regarding the Company’s business and performance” but fails to disclose whether the Committee authorized this discussion;

(h) Fails to disclose the “potential strategic alternatives available to the Company to increase stockholder value” that was discussed by Goldman with the Committee on February 7, 2012;

(i) States that on February 24, 2012, “the representatives from Goldman reported that in Goldman’s view only a limited number of strategic buyers likely would have both the financial ability and the strategic interest in potentially acquiring the Company, given the Company’s size and business sector,” but fails to disclose how many potential strategic buyers did Goldman identify, and what about the Company’s size and business sector led Goldman to conclude that only a limited amount of strategic buyers would be interested in acquiring the Company;

(j) Fails to disclose the nature of the communications with Party D mentioned by Federico at the February 7, 2012 Board meeting;

(k) Fails to disclose how the indications of interest “related to where other private equity groups would likely value the Company” discussed by the Committee on March 19, 2012, the “trade-offs of inviting other private equity groups to join the process” discussed at this meeting, what the Committee determined with respect to “whether any strategic buyers should be invited to join the process,” and how many “potential strategic buyers” were discussed by Goldman at this meeting;

(l) Fails to disclose how many “potential strategic and equity buyers” were discussed at the March 22, 2012 Committee meeting, as well as the “their likely respective interests in and abilities to consummate a transaction with the Company” discussed at this meeting;

(m) Fails to disclose what specific “relevant facts” and “advice” did the Committee rely on in determining that “a confidential process would be better than a public auction process” and “a faster process would be better than a lengthy, drawn-out process;”

(n) Fails to disclose the reasons the Committee considered Strategic B as the “most likely interested strategic buyer;”

(o) Fails to disclose the “trade-offs” of inviting the “strategic buyers to join later in any process” discussed by the Committee on March 22, 2012;

(p) States that “On April 5, 2012, Strategic B notified Goldman that it was declining to further participate in the exploratory discussions, indicating that it could not get to a purchase price for the Company that would be attractive,” but fails to disclose whether, and if so, what the Company indicated to Strategic B would be an “attractive” price;

(q) Fails to disclose how did Company F hear that Goldman had been retained by the Company to conduct a sale process;

(r) Fails to disclose the reasons the Committee determined on April 26, 2012 that Party G’s proposal was not acceptable, and the reasons the Committee determined not to respond to Party G until after discussions had concluded with Centerbridge;

(s) Fails to disclose the substance of the discussion at the Committee meeting on April 28, 2012 with respect to the “go-shop” provision and termination fee, as well as the “other outstanding legal issues that the Company planned to discuss with Centerbridge ....”

(t) Fails to disclose the original “go-shop” and termination fee provisions proposed by the Company;

(u) Fails to disclose the “the length of and the termination fees associated with the “go-shop” provisions” proposed by Centerbridge that the Committee determined were not acceptable;

(v) Fails to disclose the “alternative means of creating stockholder value and pursuing the Company’s strategic goals (including pursuing the Company’s long-term business plan as an independent public company) and the risks and uncertainties of these alternatives to achieve strategic goals” discussed at the April 30, 2012 Committee meeting;

(w) Fails to disclose the substance of Goldman’s “conversation with Centerbridge regarding the bid package, including the factors that Centerbridge had learned during the due diligence process that [purportedly] caused it to present an offer at the lower end of the range of Centerbridge’s original indication of interest” of $51 to $53 per share, as discussed with the Committee on April 30, 2012.

(x) Fails to disclose the criteria used to select the 29 parties contacted by Goldman during the go-shop period; and

(y) Fails to disclose the current status of the go-shop.

92. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

CLAIMS FOR RELIEF

COUNT I

Breach of Fiduciary Duties

(Against All Individual Defendants)

93. Plaintiff repeats all previous allegations as if set forth in full herein.

94. The Individual Defendants have knowingly and recklessly and in bad faith violated fiduciary duties of care, loyalty, good faith, and independence owed to the public shareholders of P.F. Chang’s and have acted to put their personal interests ahead of the interests of P.F. Chang’s shareholders.

95. The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize P.F. Chang’s’ value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

96. The Individual Defendants have breached their fiduciary duties of loyalty, good faith, and independence owed to the shareholders of P.F. Chang’s because, among other reasons, they acted unreasonably and:

(a) they failed to take steps to maximize the value of P.F. Chang’s to its public shareholders and took steps to avoid sufficient competitive bidding;

(b) they failed to properly value P.F. Chang’s; and

(c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Transaction.

97. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of P.F. Chang’s’ assets and will be prevented from benefiting from a value-maximizing transaction.

98. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

99. Plaintiff and the Class have no adequate remedy at law.

COUNT II

Breach of Fiduciary Duty — Disclosure

(Against Individual Defendants)

100. Plaintiff repeats all previous allegations as if set forth in full herein.

101. The fiduciary duties of the Individual Defendants in the circumstances of the Proposed Transaction require them to disclose to Plaintiff and the Class all information material to the decisions confronting P.F. Chang’s’ shareholders.

102. As set forth above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material disclosure omissions.

103. As a result, Plaintiff and the Class members are being harmed irreparably.

104. Plaintiff and the Class have no adequate remedy at law.

COUNT III

Aiding and Abetting

(Against P.F. Chang’s, Centerbridge, Parent and Merger Sub)

105. Plaintiff repeats all previous allegations as if set forth in full herein.

106. As alleged in more detail above, Defendants P.F. Chang’s, Centerbridge, Parent, and Merger Sub have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

107. As a result, Plaintiff and the Class members are being harmed.

108. Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment against defendants jointly and severally, as follows:

(A) declaring this action to be a class action and certifying Plaintiff as the Class representatives and his counsel as Class counsel;

(B) enjoining, preliminarily and permanently, the Proposed Transaction;

(C) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(D) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(F) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

RESPECTFULLY SUBMITTED this 17th day of May, 2012.

BURCH & CRACCHIOLO, P.A.

By:	s/ Jake D. Curtis
Jake D. Curtis
702 E. Osborn Road, Suite 200 Phoenix, Arizona 85014 LEVI & KORSINSKY, LLP Joseph E. Levi, Esq. Michael H. Rosner, Esq. 30 Broad Street, 24th Floor New York, New York 10004 Attorneys for Plaintiff

Original of the foregoing efiled

This 17th day of May, 2012, with

Clerk of the Court

Superior Court – Maricopa County

And mailed to:

Robert Brownlie

Jerry Trippitelli

DLA PIPER US, LLP

401 B Street – Suite 1700

San Diego, CA 92101

Attorneys for Defendant P.F. Chang’s

    And Individual Defendants

Kate E. Frenzinger

DLA PIPER US, LLP

2525 E. Camelback – Suite 1000

    Phoenix, Arizona 85016

Local Counsel for Defendant P.F. Chang’s China

Bistro, Inc. and Individual Defendants

s/ Lisa Nelson